SUPPLEMENT DATED AUGUST 21, 2026
TO

PROSPECTUSES AND UPDATING SUMMARY PROSPECTUSES DATED JUNE 30, 2026
FOR MASTERS CHOICE, MASTERS EXTRA, MASTERS FLEX,
MASTERS CHOICE II AND MASTERS FLEX II

NOTICE DOCUMENTS DATED MAY 1, 2026 AND PROSPECTUSES DATED APRIL 29, 2011
FOR MASTERS ACCESS AND MASTERS EXTRA II

PROSPECTUS DATED APRIL 29, 2011
FOR MASTERS I SHARE

PROSPECTUSES DATED APRIL 11, 2006, AS SUPPLEMENTED DECEMBER 29, 2006,
AND PROSPECTUSES DATED MAY 1, 2006
FOR MASTERS IV AND MASTERS VII

ISSUED BY DELAWARE LIFE INSURANCE COMPANY
DELAWARE LIFE VARIABLE ACCOUNT F

This supplement contains information regarding the PIMCO All Asset Portfolio, an investment option that is available under your Contract.

Effective August 18, 2026, the name of the Subadviser to the Portfolio changed as follows:

Former Name	Current Name

Research Affiliates, LLC	Syzygy Asset Management

THE CONTRACTS REFERENCED IN THIS SUPPLEMENT ARE NO LONGER FOR SALE.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS AND/OR NOTICE DOCUMENT FOR FUTURE REFERENCE